content="text/html; charset=iso-8859-1"> YUM! Brands, Inc. Form 11-K September 30, 2002
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________

Commission File Number: 1-13163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

YUM! Brands 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

YUM! BRANDS 401(k) Plan
Financial Statements and Supplemental Schedules
September 30, 2002 and 2001
(With Independent Auditors' Report Thereon)

YUM! BRANDS 401(k) PLAN

Table of Contents
Page

Independent Auditors' Report	1

Statements of Net Assets Available for Benefits at September 30, 2002 and 2001	2

Statements of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2002 and for the Period from December 25, 2000 through September 30, 2001	3

Notes to Financial Statements	4

Schedules

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) -- September 30, 2002	9

Schedule H, Line 4j -- Schedule of Reportable Transactions for the Year Ended September 30, 2002	11

Independent Auditors' Report

Plan Administrator Yum! Brands 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Yum! Brands 401(k) Plan (the "Plan") (formerly known as the TRICON 401K Plan) as of September 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the year ended September 30, 2002 and for the period from December 25, 2000 through September 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002 and 2001 and the changes in net assets available for benefits for the year ended September 30, 2002 and for the period from December 25, 2000 through September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions for the year ended September 30, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Louisville, Kentucky February 18, 2003

YUM! BRANDS 401(k) PLAN

Statements of Net Assets Available for Benefits

September 30, 2002 and 2001

(In thousands)

Assets	2002	2001

Investments:
Investments, at fair value:
Common stock	$81,474	50,644
Investment in common/commingled trusts	99,236	88,443
Various securities	4,882	6,269
Loans from participants	9,086	7,058
Investments, at contract value:
Investment contracts	--	1,840

Total investments	194,678	154,254
Receivables:
Participants' contributions	152	412
Employer contributions	64	--
Interest and dividends	62	110
Other	16	7

Total receivables	294	529

Total assets	194,972	154,783

Liabilities

Other liabilities	53	86

Total liabilities	53	86

Net assets available for benefits	$194,919	154,697

See accompanying notes to financial statements.

2

YUM! BRANDS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended September 30, 2002 and Period from December 25, 2000 through September 30, 2001

(In thousands)

	2002	2001
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$9,481	(3,615)
Interest	1,485	1,721
Dividends	38	134
Other	(1,324)	(2,464)
	9,680	(4,224)

Less investment expenses	(165)	(111)

	9,515	(4,335)
Contributions:
Participants	20,800	10,100
Employer	8,723	2,696

	29,523	12,796

Transfer of assets from acquired plan	17,880	--

Total additions	56,918	8,461

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	16,697	15,316
Other	(1)	(56)

Total deductions	16,696	15,260

Net increase (decrease)	40,222	(6,799)

Net assets available for benefits:
Beginning of year	154,697	161,496

End of year	$194,919	154,697

See accompanying notes to financial statements.

3

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(Tabular amounts in thousands)

(1)	Summary Plan Description

The following description of the Yum! Brands 401(k) Plan (the "Plan") (formerly known as the TRICON 401K Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

	(a)	General

YUM! Brands, Inc. (the "Company") (formerly TRICON Global Restaurants, Inc.) adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended ("ERISA").

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Code section 401(k)(12)(B).

The investments of the Plan are maintained in a trust (the "Trust") by State Street Corporation (the "Trustee").

	(b)	Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 15% of eligible earnings. The Tax Reform Act of 1986 limited the maximum annual amount a participant could contribute on a before-tax basis to $7,000, indexed for inflation. The maximum contribution allowed under the IRS tax code Section 402(g)(3) for 2002 and 2001 was $11,000 and $10,500, respectively.

For pay periods beginning on or after October 1, 2001, match-eligible participants receive a matching contribution directed into the YUM! Stock Fund that is equal to the sum of: (a) 100% of such salary deferral contribution that does not exceed 3% of the participant's eligible pay for such pay period and (b) 50% of such salary deferral contribution that exceeds 3% and does not exceed 5% of the participant's eligible pay for such pay period.

In addition, the Company may contribute to the Plan each year an amount to be determined by the Company as a discretionary contribution. No discretionary contribution was made by the Company for the year ended September 30, 2002. For the period from December 25, 2000 through September 30, 2001 participants received a 40% discretionary matching contribution on each unit of Company stock purchased.

4
(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(Tabular amounts in thousands)

	(c)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow is the lesser of 50% of the participant's vested interest under the Plan; $50,000 reduced by the highest outstanding loan balance during the preceding one-year period; 100% of the value of the participant's investment in certain funds; or the maximum loan amount that can be amortized by the participant's net pay up to four years. The interest rate for loans is based on the prime rate plus 1%. A participant may have up to two loans outstanding from the Plan at any time. In addition, a one-time loan origination fee of $50 per loan is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant's contribution election percentages. Any loans outstanding shall become immediately due and payable in full if the participant's employment is terminated.

As of September 30, 2002 and 2001, loans outstanding had an estimated average interest rate of 7.4% and 8.6%, respectively, and maturities through the years 2006 and 2005, respectively.

	(d)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

	(e)	Withdrawals

Distributions under the Plan are made upon a participant's death, disability, retirement, or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. As discussed above, the Plan permits withdrawals under a loan program.

	(f)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(2)	Summary of Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. During 2001, the Company changed the Plan year end from December 24 to September 30, resulting in the 2001 plan year covering the period from December 25, 2000 through September 30, 2001 (the "Period").

	(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

5
(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(Tabular amounts in thousands)

	(c)	Investment Valuation and Income Recognition

Investment Valuation -- Investment contracts are stated at contract value, which approximates fair value. The Plan is credited with actual earnings on the underlying investments and charged for plan withdrawals and administration expenses charged by the issuer of the respective contracts. Cash and cash equivalents and participant loans are recorded at cost, which approximates fair value. Common stock and investments in common/commingled trusts held by participants in the Plan are valued at quoted market prices of participants' investments.

Income Recognition -- Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

	(d)	Payment of Benefits

Benefits are recorded when paid.

	(e)	Administrative Costs

All usual and reasonable expenses of the Plan and the plan administrator may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the year ended September 30, 2002 and the Period were borne by the Company, except for monthly investment service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Brokerage Option account.

(3)	Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits as of September 30, 2002 and 2001 were as follows:

	2002	2001
YUM! Stock Fund	$81,474	50,644
Stable Value Fund	34,660	31,498
Bond Market Index Fund	14,296	4,181
Large Company Index Fund	34,054	43,489

The YUM! Stock Fund includes nonparticipant-directed investments.

6
(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(Tabular amounts in thousands)

The Plan's investments (including gains and losses of investments bought and sold, as well as held during the year/period) appreciated in value by approximately $9.5 million in 2002 and depreciated in value by approximately $3.6 million during the Period as follows:

	2002	2001
Common stock	$19,896	8,618
Common/commingled trusts	(10,415)	(12,233)
	$9,481	(3,615)

(4)	Nonparticipant-Directed Investments

The YUM! Stock Fund, which contains nonparticipant-directed investments, has net assets of $81.5 million and $50.6 million, of which $21.2 million and $9.8 million are nonparticipant-directed investments, as of September 30, 2002 and 2001, respectively. Information about the significant components of the changes in net assets relating to the nonparticipant-directed investment portion of the YUM! Stock fund is as follows:

	Year Ended September 30, 2002	Period from December 25, 2000 through September 30, 2001
Changes in net assets:
Contributions	$8,700	2,835
Interest	9	13
Net appreciation	3,958	1,352
Benefits paid to participants	(1,308)	(784)
Transfers from participant-directed investments	30	33
	$11,389	3,449

(5) Tax Status

The Plan has requested but not yet received a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan is a successor of the PepsiCo Long Term Savings Program which had received a favorable determination letter from the Internal Revenue Service.

7
(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(Tabular amounts in thousands)

(6)	Reconciliation of Financial Statements to Form 5500

Notwithstanding the requirements of accounting principles generally accepted in the United States of America, the U.S. Department of Labor requires that unpaid benefit amounts be reported as a liability of the Plan for purposes of Internal Revenue Service Form 5500 filings. As a result, the following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan's Form 5500.

Net assets available for benefits
	2002	2001
Net assets available for benefits, as reported in the financial statements	$194,919	154,697
Less benefits payable at end of year	12	13
Net assets available for benefits, as reported in the Plan's Form 5500	$194,907	154,684

Participant benefits
	2002	2001
Benefit payments for the year ended September 30, 2002 and period from December 25, 2000 through September 30, 2001, as reported in the financial statements	$16,697	15,316
Less benefits payable at beginning of year	13	41
Plus benefits payable at end of year	12	13

Benefit payments for the year ended September 30, 2002 and period from December 25, 2000 through September 30, 2001, as reported in the Plan's Form 5500	$16,696	15,288

(7)	Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.

(8)	Transfer of Assets From Acquired Plan

The Company acquired Yorkshire Global Restaurants, Inc. ("YGR") on May 7, 2002. In conjunction with this acquisition, the Yorkshire Global Restaurants, Inc. 401(k) Retirement Plan was merged with and into the Plan. Assets of approximately $17.9 million were transferred to the Plan during 2002. Included in this transfer was a discretionary YGR contribution of $717 thousand which was participant-directed. This transfer has been reflected in the accompanying statement of changes in net assets available for benefits as transfer of assets from acquired plan.

8

SUPPLEMENTAL SCHEDULES

YUM! BRANDS 401(k) PLAN

EIN: 13-3951308

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

September 30, 2002

Identity of issue borrower or similar party			Description of interest	Fair value

	YUM! Stock Fund

	1, 2	Government STIF	3,172,673 shares	$3,172,673

	1, 2	YUM! Stock	2,825,750 shares	78,301,535

		Total		81,474,208

	Common/Commingled Trusts

	1	Stable Value Fund	34,660,346 shares	34,660,346

	1	Bond Market Index Fund	980,318 shares	14,295,974

	1	Large Company Index Fund	238,315 shares	34,054,470

	1	Mid-Sized Company Index Fund	631,233 shares	8,560,148

	1	Small Company Index Fund	396,356 shares	4,462,974

	1	International Index Fund	267,583 shares	2,264,555

	1	Cash and cash equivalents	937,093 shares	937,093

		Total		99,235,560

1	Brokerage Option		Various	4,882,180

1	Loans from participants		Interest rate ranging from 5.75% to 10.5% through 2006	9,085,686

		Total		$194,677,634

1	Party-in-interest

2	The YUM! Stock Fund, which includes nonparticipant-directed investments, had a cost of $62,414,563 at September 30, 2002.

See accompanying independent auditors' report.

9

YUM! BRANDS 401(k) PLAN

EIN: 13-3951308

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended September 30, 2002

Identity of party involved		Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)

Series of transactions in excess of 5% of plan assets:
*	State Street Global Advisors	YUM! Stock	$65,457,741	--	65,457,741	65,457,741	--
*	State Street Global Advisors	YUM! Stock	--	55,654,530	55,017,721	55,654,530	636,809
*	State Street Global Advisors	Government STIF	23,069,831	--	23,069,831	23,069,831	--
*	State Street Global Advisors	Government STIF	--	21,937,845	21,937,845	21,937,845	--

*	Party-in-interest

See accompanying independent auditors' report.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By: /s/ Tammy Mahoney
Tammy Mahoney
Plan Administrator

Date: July 31, 2003

11

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Auditors

99	Section 906 Certification